UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Minerva Neurosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

603380106

(CUSIP Number)

Remy Luthringer
NAT Services
2 rue de Jargonnant 1207
Geneva, Switzerland

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

07/07/2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Remy Luthringer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization European Union

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,368,577 (a) (b) (c)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,368,577 (a) (b)(c)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,368,577 (a) (b)(c)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0% (d)

14.	Type of Reporting Person (See Instructions) IN

(a) Remy Luthringer (“RL”) is the sole stockholder and President of Wint2felden Holding SA (“Wint2felden”) and holds voting and dispositive power over the shares of common stock (“Common Stock”) of the Issuer held by Wint2felden.

(b) Includes beneficial ownership of 926,604 shares of Common Stock held by Wint2felden.

(c) Includes beneficial ownership of fully vested and exercisable options for 441,973 shares of Common Stock that may be acquired upon exercise of stock options.

(d) As of July 7, 2014, the Issuer had 18,278,489 shares of Common Stock outstanding, based on information provided by the Issuer. The percentage calculation is based on 18,278,489 shares of Common Stock outstanding and, as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by RL and exercisable within 60 days after July 7, 2014.

CUSIP No.

1.	Names of Reporting Persons Wint2felden Holding SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 926,604 (a)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 926,604 (a)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 926,604

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1% (e)

14.	Type of Reporting Person (See Instructions) CO

(a) RL is the sole stockholder and President of Wint2felden and holds voting and dispositive power over the shares of Common Stock held by Wint2felden.

(e) The percentage calculation assumes that there are 18,278,489 shares of Common Stock outstanding as of July 7, 2014, based on information provided by the Issuer.

Item 1.                          Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share of the Issuer (the “Common Stock”).  The principal executive offices of the Issuer are located at 245 First Street, Suite 1800, Cambridge, MA, 02142.

In addition to the amounts reported, RL was granted an option to acquire 207,869 shares of Common Stock on June 30, 2014. The option is subject to vesting and other provisions under the terms of the option grant and the Company’s Amended and Restated Equity Incentive Plan that was approved by the Board of Directors. No options to acquire Common Stock under this option grant are vesting within 60 days of this filing. Upon vesting, RL will have the right to acquire additional shares at the Initial Public Offering Price subject to certain restrictions.

Item 2.                          Identity and Background

(a) This statement is filed on behalf of each of Remy Luthringer (“RL”), a European Union citizen and Wint2felden Holding SA (“Wint2felden”), a Geneva corporation (collectively, the “Reporting Persons”). RL is the sole stockholder and President of Wint2felden.

(b) The address for the Reporting Persons is NAT Services 2 rue de Jargonnant 1207 Geneva, Switzerland.

(c) RL is an Executive Vice President and Head of Research and Development of the Issuer.

(d) During the five years prior to the date hereof, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any managing member of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years prior to the date hereof, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any managing member of the Reporting Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                          Source and Amount of Funds or Other Consideration

RL purchased 821,429 shares of the Issuer’s Common Stock in April 2012 through Wint2felden. In December 2013, Wint2felden purchased an additional 27,925 shares of the Issuer’s Common Stock. In addition, Dr. Luthringer, through Wint2felden, purchased 1,112,500 shares of Sonkei Pharmaceuticals, Inc. (“Sonkei”) Common Stock in March 2012, all of which were exchanged for 426,176 shares of the Issuer’s Common Stock in connection with the merger of Sonkei and the Issuer. All shares of the Issuer’s stock held by Wint2felden were initially subject to non-recourse promissory notes issued to the Issuer and are subject to a call option in the Issuer’s favor. The Issuer repurchased 348,926 of the shares of common stock from RL in March 2014 at $13.51 per share in full settlement of the non-recourse promissory notes. The call option was terminated in connection with the completion of the Issuer’s Initial Public Offering.

On June 30, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-195169) in connection with its initial public offering of 5,454,545 shares of Common Stock of the Issuer (the “IPO”) was declared effective.  On the date the Form S-1 of the Issuer was declared effective, RL was granted options for 441,973 fully vested and exercisable shares of Common Stock.

The personal funds of RL were the source of the funds for the purchase of the securities described above. No part of the purchase price of the securities described above was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities described above.

Item 4.                          Purpose of Transaction

The securities described above were acquired by the Reporting Persons for investment purposes. The options described above were acquired as compensation for services.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer.

The Reporting Persons expect to consider and evaluate on an ongoing basis all their options with respect to their investment in the Issuer.  The Reporting Persons expect to engage in discussions with representatives of the Issuer and others, including dealers, concerning the Reporting Persons’ investment in the Issuer and the Issuer’s business, strategy and dealer network.  The Reporting Persons may suggest or take a position with respect to potential changes in the operations or strategy of the Issuer, such as disposing of one or more businesses or assets, or changing marketing, sales or distribution strategies.

The Reporting Persons may at any time or from time to time formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors.  The Reporting Persons may change any of their plans or proposals at any time or from time to time, and may take any actions they deem appropriate with respect to their investment. Subject to market conditions, the Reporting Persons’ general investment policies and other factors, the Reporting Persons may continue to hold some or all of their ownership in the Issuer or may at any time or from time to time decrease their ownership interest in the Issuer (including by way of open market or privately negotiated transactions or a distribution of some or all the Issuer’s securities held by the Funds to their partners).  There can be no assurance as to when, over what period of time, or to what extent they may decide to decrease their ownership interest in the Issuer.

None of the Reporting Persons, has any plans that would result in:

(a)                The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                 A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                 Any material change in the present capitalization or dividend policy of the Issuer;

(f)                  Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)                 Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                   Any action similar to any of those enumerated above.

Item 5.                          Interest in Securities of the Issuer

(a)                                                                As more fully described in Item 3 above, RL beneficially owns, (i) 926,604 shares of Common stock held by Wint2felden and (ii) fully vested and exercisable options for 441,973 shares of Common Stock held by RL, which collectively represent approximately 7.0% of Issuer’s Common Stock. The foregoing percentage calculation is based on 18,278,489 shares of Common Stock outstanding as of July 7, 2014 based on information provided by the Issuer, and, as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by RL and exercisable within 60 days after July 7, 2014.

(b)                                                                By virtue of his status as the sole stockholder of Wint2felden, RL may be deemed to have voting and dispositive power with respect to the 926,604 shares of Issuer’s Common Stock held by Wint2felden.

(c)                                                                 During the past sixty days prior to the date hereof, the following transactions occurred:

Other than as described in Items 3 and 4 above, during the past sixty days prior to the date hereof, the Filing Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d)                                                                No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)                                                                 Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement

RL and certain other stockholders and each director and officer of the Issuer agreed with Jefferies LLC (the “Underwriter”), pursuant to a lock-up agreement (each, a “Lock-Up Agreement”), for the period beginning on the date of such Lock-Up Agreement and continuing through the close of trading on the date that is 180 days after June 30, 2014, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the Underwriter, for a period of 180 days from the date of effectiveness of the offering.

Item 7.                          Material to be Filed as Exhibits

Exhibit 1

Form of Lock-up Agreement, incorporated by reference to Exhibit C to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1/A (SEC File No. 333-195169), filed with the SEC on June 10, 2014.

Exhibit 2

Promissory Note between Wint2felden Holding SA and the Issuer as successor in interest to Sonkei Pharmaceuticals, Inc., dated as of March 30, 2012, filed as Exhibit 4.4 to the Issuer’s Registration Statement Form S-1/A (SEC File No. 333-195169), filed with the SEC on June 10, 2014.

Exhibit 3

Promissory Note between Wint2felden Holding SA and the Issuer f/k/a Cyrenaic Pharmaceuticals, Inc., dated as of April 26, 2012 filed as Exhibit 4.5 to the Issuer’s Registration Statement Form S-1/A (SEC File No. 333-195169), filed with the SEC on June 10, 2014.

Exhibit 4

Promissory Note between Wint2felden Holding SA and the Issuer, dated as of December 20, 2013 filed as Exhibit 4.6 to the Issuer’s Registration Statement Form S-1/A (SEC File No. 333-195169), filed with the SEC on June 10, 2014.

Exhibit 5

Employment Agreement between Remy Luthringer and Mind-NRG SA, the Issuer’s subsidiary, dated as of April 8, 2014 filed as Exhibit 10.22 to the Issuer’s Registration Statement Form S-1 (SEC File No. 333-195169), filed with the SEC on April 9, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

07/14/2014
Date

/s/ Remy Luthringer
Signature

Wint2felden Holding SA

By:	/s/ Remy Luthringer
Name:	Remy Luthringer
Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).